UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

October 4, 2011

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Measuring Instruments Schedules Third Quarter 2011 Results Conference Call for November 1, 2011 at 9 a.m. Eastern Time”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD.
(Registrant)

Date: October 4, 2011	By: /s/ Dror David
Dror David
Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: 972-8-938-7505 E-mail: info@nova.co.il http://www.nova.co.il	Investor Relations Contacts: Ehud Helft / Kenny Green CCG Investor Relations Tel: +1-646-201-9246 E-mail: nova@ccgisrael.com

Nova Measuring Instruments Schedules Third Quarter 2011 Results
Conference Call for November 1, 2011 at 9 a.m. Eastern Time

REHOVOT, Israel, October 4, 2011 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI), provider of leading-edge stand-alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, announced that it will release its results for the third quarter of 2011 before the market opens on Tuesday, November 1, 2011. In conjunction with this release, Nova will host a conference call later that same day at 9 a.m. Eastern Time.

The call will also be webcast together with an online presentation, which will be accessible from a link at Nova’s website at www.nova.co.il

Mr. Gabi Seligsohn, President and Chief Executive Officer, and Mr. Dror David, Chief Financial Officer, will review and discuss the results as well as other business developments, and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin by placing your calls 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Numbers: 1 866 564 0425
ISRAEL Dial-in Number:  03 721 7906
INTERNATIONAL Dial-in Numbers:  +972 3 721 7906 / +1 646 254 3374
At:
9 a.m. Eastern Time
6 a.m. Pacific Time
3 p.m. Israeli Time

For those unable to participate in the conference call, there will be a replay available the day following the call on Nova's website.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.